UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 12TH, 2022

1.              DATE, TIME AND PLACE. On the 12th day of December 2022, at 11:00 a.m., exclusively digitally, and therefore to have been held at the headquarters of Sendas Distribuidora S.A.(“Company”), located in the city and state of Rio de Janeiro, at Avenida Ayrton Senna, 6000, Lot 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775 005.

2.              CALL NOTICE AND PUBLICATIONS. Call notice regularly made by means of the Call Notice published in the newspaper “Folha de S. Paulo”, in the copies of (i) November 10,2022 – page A18, (ii) November 11, 2022 – page A28, and (iii) November 12, 2022 – page A24, in accordance with Article 124 of Law No. 6404, of December 15, 1976, as amended (“Brazilian Corporate Law”).

3.           ATTENDANCE. Attendance was verified by the signatures affixed to the “Shareholders' Attendance Book”, shareholders representing 67.8% of the Company's voting capital stock.

4.              CHAIRMAN AND SECRETARY. The meeting was chaired by Mr. Belmiro de Figueiredo Gomes, Member of the Board of Directors and CEO of the Company, who invited Mrs. Tamara Rafiq Nahuz to act as secretary, under the terms of Article 8 of the Company's Bylaws.

5.              AGENDA. To resolve on: (i) the amendment of Article 8 of the Company’s Bylaws to include as competence of the Meeting the approval of transactions with related parties, which individual or aggregated value during the course of a fiscal year exceeds R$100,000,000.00 (one hundred million reais), updated annually by the variation of the Consumer Price Index (“IPCA”), calculated and disclosed by the Brazilian Institute of Geography and Statistics (“IBGE”), provided that the shareholders interested in the transaction must refrain from voting; and (ii) the consolidation of the Company’s Bylaws to reflect the changes abovementioned, as well as to reflect in Article 4 the capital increases approved by the Board of Directors.

6.              RESOLUTIONS. Starting the works, the reading of the consolidated voting map of the votes cast by means of remote voting bulletins was waived, which was made available for consultation by the shareholders present, pursuant to paragraph fourth of Article 48 of the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 81 of March 29, 2022 (“CVM Resolution 81”), having also been (i) waived the reading of the Call Notice and of the documents related to the matters to be deliberated in this General Meeting; (ii) informed that the drafting of this minutes shall be in summary form and approved its publication with the omission of the signatures of shareholders, pursuant to paragraphs first and second of Article 130 of the Brazilian Corporate Law; and (iii) clarified that the explanations of vote, protests and dissents may be numbered, received and authenticated by the Secretary and will be filed at the Company's headquarters, in accordance with the terms of paragraph first of Article 130 of the Brazilian Corporate Law.

6.1        After the preliminary clarifications, the Chairman put the items of the Agenda to the vote, and the following resolutions were taken:

6.1.1   Approve, by a majority of the votes cast, having registered 912,738,341 votes in favor, 22,115 votes against and 1,262,715 abstentions, the amendment of Article 8 of the Bylaws, to include as competence of the General Meeting the approval of transactions with related parties, whose value, individual or aggregate over a fiscal year, exceeds R$ 100,000,000.00 (one hundred million reais),updated annually by the variation of the IPCA, calculated and disclosed by IBGE, observing that shareholders representing parties related to the transaction should abstain from voting. The wording of Article 8 shall be worded as follows:

"ARTICLE 8 – Without prejudice to the provisions of Article 123, sole § of Law No. 6404/76, the General Meeting shall be convened, installed and chaired by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in the absence thereof, by a Director appointed by the Chairman of the Board of Directors, and shall have the following duties, without prejudice to the other duties provided for by law:

(...)

xi.       approve the signing of transactions with related parties, as defined in the applicable accounting standards, whose value, individual or aggregate over a fiscal year, is higher than R$100,000,000.00 (one hundred million reais), being observed that shareholders representing related parties to the transaction shall refrain from voting.

Sole Paragraph - The value mentioned in item (xi) of Article 8 will be corrected annually from January 1, 2023, due to the positive variation, occurred in the previous year, of the National Broad Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, or another index that will replace it.”

6.1.2   Approve, by a majority of the votes cast, having registered 888,408,581 votes in favor, 2,990 votes against and 25,611,600 abstentions, the consolidation of the Bylaws to reflect the amendment approved above, as well as to reflect the capital increases approved by the Board of Directors on May 9, 2022, July 25, 2022 and October 20, 2022, on Article 4, the wording of which shall become as follows:

"ARTICLE 4 –The Company's capital stock is R$1,263,218,380.83 (one billion, two hundred and sixty-three million, two hundred and eighteen thousand, three hundred and eighty reais and eighty-three cents), fully subscribed and paid-up, divided into 1,349,165,394 (one billion, three hundred and forty-nine million, one hundred and sixty-five thousand, three hundred and ninety-four) common shares, all nominative, registered and without par value.”

The Company register that, in order to present the most up-to-date and complete information, the number of shares indicated above in the Article 4 of the Bylaws considered the capital increase approved by the Company's Board of Directors on May 9, 2022, July 25, 2022 and October 20, 2022, as stated in the Management Proposal, as well as the capital increase approved by the Board of Directors on December 6, 2022.

The full consolidated Bylaws are set out in Annex I to this Minute.

7.              DOCUMENTS: The documents and proposals submitted to the General Meeting, as well as the statements and expressions of vote presented in writing by the shareholders are attached to it and will be filed at the Company's headquarters.

8.              ADJOURNMENT. There being no further business, the Chairman declared the minutes approved, and they were read and found to be in agreement by all those present. Afterwards, it was clarified that the shareholders who (i) sent a valid remote voting form, as well as those who (ii) registered their presence in the electronic remote participation system, were considered present at the Meeting for all purposes and, as such, are considered to have signed the Shareholders' Attendance Book and these minutes, pursuant to Article 47, paragraph one, of CVM Resolution 81. Finally, the Meeting was declared closed. Chairman: Belmiro de Figueiredo Gomes. Secretary: Tamara Rafiq Nahuz.

Chairman and Secretary:

_____________________________ Belmiro of Figueiredo Gomes Chairman	______________________________ Tamara Rafiq Nahuz Secretary

Shareholders Present (by: Belmiro de Figueiredo Gomes):

ABERDEEN STANDARD OEIC I - ASI LATIN AMERICAN EQUITY FUND
ABERDEEN STANDARD OEIC IV - ASI EMERGING MARKETS EQUITY TRACKER FUND
ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND
ABS DIRECT EQUITY FUND LLC - SUB 1
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
ACACIA CONSERVATION FUND, LP
ACACIA DELAWARE BRAZIL I LLC
ACACIA II PARTNERS, LP
ACACIA INSTITUTIONAL PARTNERS, LP
ACACIA PARTNERS, LP
ADVANCED SERIES TRUST - AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO
ALASKA PERMANENT FUND
ALBERTA INVESTMENT MANAGEMENT CORPORATION
ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN FUNDAMEN

ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
AMERICAN CENTURY RETIREMENT DATE TRUST
AMERICAN HEART ASSOCIATION, INC.
AMSELECT - ROBECO GLOBAL EQUITY EMERGING
AMUNDI ESG GLOBAL LOW CARBON FUND
AMUNDI INDEX SOLUTIONS
APEX AÇÕES PLUS MASTER FUNDO DE INVESTIMENTO DE AÇÕES
APEX EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO
APEX EQUITY HEDGE FUNDO DE INVESTIMENTO MULTIMERCADO PREV
APEX EQUITY HEDGE MASTER II FUNDO DE INVESTIMENTO MULTIMERCADO
APEX EQUITY HEDGE STR FUNDO DE INVESTIMENTO MULTIMERCADO
APEX INFINITY MASTER LONG BIASED FUNDO DE INVESTIMENTO EM ACOES
APEX LONG BIASED ADVISORY XP SEGUROS PREV FIM
APEX LONG BIASED ICATU FIM PREVIDENCIARIO FIFE
APEX LONG BIASED II ICATU FIM PREVIDENCIARIO FIFE
APEX LONG BIASED III FUNDO DE INVESTIMENTO MULTIMERCADO PREVIDENCIARIO
APEX LONG BIASED IV FIM PREVIDENCIARIO FIFE
APEX LONG BIASED MULTIMERCADO FI
APEX LONG ONLY PREV FIFE VI FUNDO DE INVESTIMENTO EM AÇÕES
APEX MASTER FUNDO DE INVESTIMENTO EM ACOES
APEX MASTER LONG BIASED FUNDO DE INVESTIMENTO MULTIMERCADO
ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES
ARIZONA PSPRS TRUST
ASCENSION ALPHA FUND, LLC
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
AVIVA INVESTORS
AVIVA LIFE PENSIONS UK LIMITED
BAHIA AM CICLOTRON MASTER FIM CP IE
BAHIA AM II FUNDO DE INVESTIMENTO EM ACOES
BAHIA AM LONG BIASED MASTER FIM
BAHIA AM MARAU MASTER RV FUNDO DE INVESTIMENTO MULTIMERCADO
BAHIA AM PREV FIFE FIM
BAHIA AM SMID CAPS VALOR MASTER FIA
BAHIA AM VALUATION MASTER FIA
BERNSTEIN FUND, INC. – INTERNATIONAL SMALL CAP PORTFOLIO
BEST INVESTMENT CORPORATION

BESTINVER HEDGE VALUE FUND, F.I.L.
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
BLACKROCK DYNAMIC HIGH INCOME PORTFOLIO OF BLACKROCK F II
BLACKROCK EMERGING MARKETS COLLECTIVE FUND
BLACKROCK FUNDS I ICAV
BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND
BLACKROCK GLOBAL IMPACT FUND OF BLACKROCK FUNDS
BLACKROCK INTERNATIONAL IMPACT FUND OF BLACKROCK FUNDS
BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND
BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II
BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO
BNP PARIBAS FUNDS EMERGING EQUITY
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND
BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA
BORDER TO COAST GLOBAL EQUITY ALPHA FUND
BOSTON PARTNERS EMERGING MARKETS FUND
BRADESCO F.MP- - FGTS - CARTEIRA LIVRE
BRADESCO FIA IBOVESPA PLUS
BRADESCO FIA IBRX MULTIPATROCINADO
BRADESCO FIA IE APOEMA
BRADESCO FIA INSTITUCIONAL IBRX ATIVO
BRADESCO FIA IS SUSTENTABILIDADE EMPRESARIAL
BRADESCO FIA MASTER IBOVESPA
BRADESCO FIA MASTER IBRX
BRADESCO FIA MASTER PREVIDENCIA
BRADESCO FIA MASTER PREVIDENCIA IBOVESPA ATIVO
BRADESCO FIA SMART ALLOCATION
BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SALUBRE
BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES ZINCO
BRADESCO H FIA IS SRI
BRADESCO H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA
BRADESCO MULTIPORTFOLIO F.M.P FGTS CL
BRADESCO PRIVATE FIA IBOVESPA ATIVO
BRADESCO SAÚDE - LIVRE RV
BRADSEG PARTICIPACOES LTDA - GESTÃO BRAM - RV

BRAM ALOCAÇÃO SISTEMÁTICA FIA BRASIL
BRAM F.I.A IBRX-50
BRAM FF ÍNDICE ATIVO FIA (ESPELHO)
BRAM FIA IBOVESPA
BRAM FIA IBOVESPA ATIVO
BRAM FIA IBRX ATIVO
BRAM FIA IS SUSTENTABILIDADE EMPRESARIAL 2
BRAM FUNDO DE INVESTIMENTO EM AÇÕES
BRAM H FUNDO DE INVESTIMENTO AÇÕES INSTITUCIONAL
BRAM H FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA GESTÃO
BRAM H FUNDO DE INVESTIMENTO EM AÇÕES PASSIVO IBRX
BRASIL WESTERN ASSET FUNDO DE INVESTIMENTO EM AÇÕES
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
BTG FAMILIA PREV FIA
BTG PACTUAL ABSOLUTO FIA PREVIDENCIARIO
BTG PACTUAL ABSOLUTO INSTITUCIONAL MASTER FIA
BTG PACTUAL ABSOLUTO LS MASTER FIA
BTG PACTUAL ABSOLUTO LS MASTER FIM
BTG PACTUAL ABSOLUTO LS MASTER PREV FIM
BTG PACTUAL ABSOLUTO MASTER FIA
BTG PACTUAL ABSOLUTO PREVIDENCIA FIA
BTG PACTUAL ANDROMEDA FI DE ACOES
BTG PACTUAL ARF EQUITIES BRASIL FIA IE
BTG PACTUAL DIVIDENDOS MASTER FIA
BTG PACTUAL MULTI ACOES FIA
BTGP ABSOLUTO LS B PREV FIFE FIM CP
BTGP B3 IBOVESPA F DE INDICE
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
BURITIS FIA
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CALIFORNIA PUBLIC EMPLOYEES’ RETIREMENT SYSTEM
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
CALVERT EMERGING MARKETS ADVANCEMENT FUND
CARMIGNAC PORTFOLIO - EMERGING DISCOVERY
CDN ACWI ALPHA TILTS FUND

CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS HEALTH AND WELFARE FUND
CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN O
CIBC EMERGING MARKETS EQUITY INDEX ETF
CIBC EMERGING MARKETS FUND
CIBC EMERGING MARKETS INDEX FUND
CIFM GLOBAL EMERGING MARKETS FUND
CITITRUST LIMITED AS TRUSTEE OF AMUNDI FUNDS SERIES- AMUNDI MODERATE G
CITITRUST LIMITED AS TRUSTEE OF VANGUARD FUNDS SERIES - VANGUARD INCOM
CITY OF NEW YORK GROUP TRUST
COLLEGE RETIREMENT EQUITIES FUND
COLUMBIA EMERGING MARKETS EQUITY PRIVATE (MASTER) FUND
COLUMBIA EMERGING MARKETS FUND
COLUMBIA GLOBAL OPPORTUNITIES FUND
COLUMBIA TRUST EMERGING MARKETS EQUITY FUND
COLUMBIA TRUST EMERGING MARKETS OPPORTUNITY FUND
COLUMBIA VARIABLE PORTFOLIO -EMERGING MARKETS FUND
COMMINGLED P T F (EM M E) OF JP M CHASE BANK
COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA
COMMONWEALTH SUPERANNUATION CORPORATION
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
CONSULTING GROUP CAPITAL MARKETS FUNDS - EMERGING MARKETS EQUITY FUND
CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR WORLD LOW VOLATILITY SMALL-
CUSTODY BANK OF JAPAN, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND
CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER
CUSTODY BANK OF JAPAN, LTD. RE: SMBCTB BRANDYWINE GLOBAL VALUE EQUITY
CUSTODY BANK OF JAPAN, LTD. RE: SMTB BRANDYWINE GLOBAL OPPORTUNISTIC E
CUSTODY BANK OF JAPAN, LTD. RE: STB DAIWA BRAZIL STOCK MOTHER FUND
DELA DEPOSITARY AND ASSET MANAGEMENT B.V.
DRIEHAUS INTERNATIONAL SMALL CAP GROWTH FUND, A SERIES OF DRIEHAUS MUT
DUO SHARP FIA
EASTSPRING INVESTMENTS
EMERGING MARKETS EQUITY FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B

EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
ETF BRADESCO IBOVESPA FUNDO DE ÍNDICE
EVOLVE MASTER FUNDO DE INVESTIMENTO EM AÇÕES
EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR
FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I
FIA AMIS
FIA ARUBA
FIA IBOVESPA 157
FIA IS MASTER PREVIDENCIA ESG
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INTERNATIONAL INDEX FUND
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND
FIDELITY SALEM STREET TRUST: FIDELITY EMERGING MARKETS INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY GLOBAL EX U.S. INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY TOTAL INTERNATIONAL INDEX FUND
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
FIRST TRUST GLOBAL FUNDS PLC - FIRST TRUST EMERGING MARKETS ALPHADEX U
FIRST TRUST INTERNATIONAL EQUITY OPPORTUNITIES ETF
FIRST TRUST LATIN AMERICA ALPHADEX FUND
FIS GROUP COLLECTIVE INVESTMENT TRUST
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST
FP BAHIA AM FUNDO DE INVESTIMENTO EM AÇÕES
FP FOF OCCAM FIA
FP FOF OCCAM INSTITUCIONAL FIM
FP FOF SHARP EQUITY VALUE INSTITUCIONAL FIA
FRANKLIN BRANDYWINE GLOBAL SUSTAINABLE BALANCED FUND
FRG FIA SHARP
FUNDO DE INVESTIMENTO EM AÇÕES GUAXE MASTER
FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA INVESTIMENTO NO EXTE
FUTURE FUND BOARD OF GUARDIANS

GÉANT INTERNATIONAL BV
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
GERDAU PREVIDENCIA FIA 02
GERDAU PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES 04
GLOBAL ALPHA TILTS FUND A
GLOBAL ALPHA TILTS FUND B
GLOBAL EX-US ALPHA TILTS FUND
GLOBAL EX-US ALPHA TILTS FUND B
GLOBAL IMPACT COLLECTIVE FUND B
GODFOND SVERIGE VARLDEN
GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKETS EQUITY FUND
GOVERNMENT OF SINGAPORE
GREGORY ALEXANDER
GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND
H.E.S.T. AUSTRALIA LIMITED
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERGING MARKET SCREENED
IBM 401(K) PLUS PLAN
ICATU SEG APOSENTADORIA IBRX ATIVO AÇÕES FI
IG JPMORGAN EMERGING MARKETS FUND
IMP DIAMOND FUNDO DE INVESTIMENTO MULTIMERCADO
IMPERIAL EMERGING ECONOMIES POOL
INTEGRA EMERGING MARKETS EQUITY FUND
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T
INTERNATIONAL EQUITY FUND
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
INVESCO RAFI STRATEGIC EMERGING MARKETS ETF
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
ITAÚ FUNDS - LATIN AMERICA EQUITY FUND
IU WESTERN ASSET CORPORATE RV 25 - FUNDO DE INVESTIMENTO MULTIMERCADO
JGP B PREVIDENCIA FIFE MASTER FUNDO DE INVESTIMENTO EM AÇÕES
JGP BRASILPREV FIFE ESG 100 PREVIDENCIARIO FUNDO DE INVESTIMENTO EM AC
JGP EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES
JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
JGP ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS
JGP ESG MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS
JGP ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS

JGP ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS
JGP LONG ONLY INSTITUCIONAL FUNDO DE INVESTIMENTO EM AÇÕES
JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES
JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM AÇÕES
JGP WM COMPOUNDERS MASTER FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO
JJSP FUND III FUNDO DE INVESTIMENTO MULTIMERCADO
JNL EMERGING MARKETS INDEX FUND
JNL MULTI-MANAGER ALTERNATIVE FUND
JNL/BLACKROCK GLOBAL ALLOCATION FUND
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT TRUST
JP MORGAN CHASE BANK
JP MORGAN CHASE RETIREMENT PLAN
JPMORGAN EMERGING MARKETS EQUITY CORE ETF
JPMORGAN FUNDS
JPMORGAN SAR GLOBAL EMERGING MARKETS FUND
KENTUCKY RETIREMENT SYSTEMS
KENTUCKY RETIREMENT SYSTEMS INSURANCE TRUST FUND
LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
LASCC FIM CP IE
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
LEGAL & GENERAL FUTURE WORLD CLIMATE CHANGE EQUITY FACTORS INDEX FUND
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS INDEX FUND
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.
LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION
M&G FUNDS (1) GSAM GLOBAL EMERGING MARKETS EQUITY FUND
MACKENZIE EMERGING MARKETS LARGE CAP FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
MANAGED PENSION FUNDS LIMITED
MERCER UCITS COMMON CONTRACTUAL FUND
METLIFE FUNDO DE INVESTIMENTO EM AÇÕES
MFS INTERNATIONAL NEW DISCOVERY FUND
MI SOMERSET EMERGING MARKETS DIVIDEND GROWTH FUND
MINISTRY OF ECONOMY AND FINANCE

MOMENTUM GLOBAL FUNDS
MONEDA LATIN AMERICAN EQUITIES FUND (DELAWARE), LP
MONEDA LUXEMBOURG SICAV - LATIN AMERICA SMALL CAP FUND
MSCI ACWI EX-U.S. IMI INDEX FUND B2
MSCI EQUITY INDEX FUND B - BRAZIL
MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST
MULTIPREV FUNDO DE INVESTIMENTO EM AÇÕES
MULTIPREV VALUATION FUNDO DE INVESTIMENTO EM AÇÕES
MUTÁ MASTER FUNDO DE INVESTIMENTO MULTIMERCADO
NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS TRUSTEE OF ST. JAME
NEULER MASTER FUNDO DE INVESTIMENTOS EM AÇÕES
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
NINETY ONE GLOBAL STRATEGY FUND
NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND
NORGES BANK
NORTHERN TRUST INVESTMENT FUNDS PLC
NORTHERN TRUST UCITS FGR FUND
NUCLEOS I OCCAM FUNDO DE INVESTIMENTO MULTIMERCADO
NUCLEOS III OCCAM FUNDO DE INVESTIMENTO EM AÇÕES
OCCAM BRASILPREV FIFE MULTIMERCADO PREVIDENCIÁRIO FI
OCCAM EQUITY HEDGE BP PREV FIFE FIM
OCCAM EQUITY HEDGE FIM
OCCAM FUNDO DE INVESTIMENTO DE ACOES
OCCAM INSTITUCIONAL FIM
OCCAM LONG & SHORT PLUS FIM
OCCAM LONG BIASED FIM
OCCAM MASTER ACOES PREVIDENCIARIO FI
OCCAM PREVIDENCIA LIQUIDEZ FUNDO DE INVESTIMENTO MULTIMERCADO
OCCAM PREVIDÊNCIA MASTER FIM
OCCAM PREVIDENCIA PLUS FIFE FUNDO DE INVESTIMENTO MULTIMERCADO
OCCAM PREVIDENCIA PLUS LIVRE FUNDO DE INVESTIMENTO MULTIMERCADO
OCCAM RAZOR FUNDO DE INVESTIMENTO EM AÇÕES
OCCAM RETORNO ABSOLUTO FIM
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
ONTARIO TEACHERS'' PENSION PLAN BOARD

ORBIS GLOBAL BALANCED FUND (AUSTRALIA REGISTERED)
ORBIS GLOBAL EQUITY FUND LIMITED
ORBIS INSTITUTIONAL GLOBAL EQUITY L.P.
ORBIS INSTITUTIONAL INTERNATIONAL EQUITY L.P.
ORBIS INTERNATIONAL EQUITY L.P.
ORBIS OEIC GLOBAL BALANCED FUND
ORBIS SICAV GLOBAL BALANCED FUND
ORBIS SICAV GLOBAL CAUTIOUS FUND
ORBIS SICAV GLOBAL EQUITY FUND
ORBIS SICAV INTERNATIONAL EQUITY FUND
PARADICE GLOBAL SMALL CAP FUND
PARADICE INTERNATIONAL SMALL AND MID CAP FUND, L.P.
PARAMETRIC EMERGING MARKETS FUND
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND
PICTET - EMERGING MARKETS
PITUBA FUNDO DE INVESTIMENTO EM ACOES
POPLAR DELAWARE BRAZIL I LLC
PREVIHONDA - ENTIDADE DE PREVIDÊNCIA PRIVADA
PRIVILEDGE
PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC SECTOR PENSION INVESTMENT BOARD
QIC LISTED EQUITIES FUND
REDWHEEL EMERGING MARKETS EQUITY MASTER FUND LIMITED
RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST SERIES FIFTEEN
RENAISSANCE EMERGING MARKETS EQUITY PRIVATE POOL
RENAISSANCE EMERGING MARKETS FUND
ROBECO CAPITAL GROWTH FUNDS
ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II
RWC FUNDS - RWC GLOBAL EMERGING MARKETS FUND
RWC LATIN AMERICA EQUITY FUND
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
SCC FIM
SCHRODER EMERGING MARKETS FUND SUSTAINABLE FUND

SCHRODER INTERNATIONAL SELECTION FUND
SCHWAB EMERGING MARKETS EQUITY ETF
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INTERNATIONAL EQUITY TR
SEGISOR
SERPROS FIA KENOBI
SHARP ARPOADOR IBRX ATIVO FIA
SHARP CONTINENTE FIA
SHARP EQUITY VALUE INSTITUCIONAL FIA
SHARP EQUITY VALUE MASTER FIA
SHARP EQUITY VALUE PREV MASTER FIM
SHARP EQUITY VALUE PREV MASTER II FIM
SHARP EQUITY VALUE PREVIDÊNCIA A MASTER FIA
SHARP EQUITY VALUE PREVIDÊNCIA MASTER III FIA
SHARP ESTRATÉGIA STB FIM
SHARP IBOVESPA ATIVO A MASTER FIA
SHARP IBOVESPA ATIVO MASTER FIA
SHARP LONG BIASED MASTER FIA
SHARP LONG SHORT 2X MASTER FIM
SHARP LONG SHORT FIM
SHARP MULTIMANAGER BBDC FIM
SHARP VALOR PERNAMBUCO FIA
SHELL FOUNDATION
SKAGEN KON-TIKI VERDIPAPIRFOND
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SPARTAN EMERGING MARKE
SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ETF
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
SPDR S&P EMERGING MARKETS FUND
SPP AKTIEINDEXFOND GLOBAL
SPP EMERGING MARKETS PLUS
SPP EMERGING MARKETS SRI
SSGA SPDR ETFS EUROPE I PLC
STANLIB FUNDS LIMITED
STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN
STATE OF NEW JERSEY COMMON PENSION FUND D
STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST
STATE OF WYOMING

STATE STREET EMERGING MARKETS EQUITY INDEX FUND
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET EMERGING
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET EMERGING
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EM
STATE STREET GLOBAL ADVISORS TRUST COMPANY INVESTMENT FUNDS FOR TAX EX
STATE STREET GLOBAL ALL CAP EQUITY EX-U.S. INDEX PORTFOLIO
STATE STREET ICAV
STATE STREET IRELAND UNIT TRUST
STATE STREET MSCI ACWI EX USA IMI SCREENED NON-LENDING COMMON TRUST FU
STATE STREET MSCI BRAZIL INDEX NON-LENDING COMMON TRUST FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC.
STICHTING BLUE SKY ACTIVE EQUITY EMERGING MARKETS GLOBAL FUND
STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON
STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
STICHTING PENSIOENFONDS PGB
SUTTER HEALTH MASTER RETIREMENT TRUST
TEACHER RETIREMENT SYSTEM OF TEXAS
TFL TRUSTEE COMPANY LIMITED
THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUN
THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPA
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045832
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045794
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400021492
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400021536
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF NIKKO BRAZIL EQUITY
THE MONETARY AUTHORITY OF SINGAPORE
THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOC
THE PUBLIC INSTITUTION FOR SOCIAL SECURITY

THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
THE SEVENTH SWEDISH NATIONAL PENSION FUND- AP 7 EQUITY FUND
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
THE SULTANATE OF OMAN MINISTRY OF DEFENCE PENSION FUND
THE TEXAS EDUCATION AGENCY
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND
TM REDWHEEL GLOBAL EMERGING MARKETS FUND
TORK LONG ONLY INSTITUCIONAL MASTER FIA
TORK LONG ONLY MASTER FUNDO DE INVESTIMENTO EM ACOES
TORK MASTER FIA
TORK PREV FUNDO DE INVESTIMENTO EM ACOES FIFE
UPS GROUP TRUST
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND
VANGUARD ESG INTERNATIONAL
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP UCITS ETF
VANGUARD INVESTMENT SERIES PLC
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMERGING MARKETS ALL CAP
VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUN
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIO
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL INDEX PORTFOLIO
VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS
VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS INDEKS
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER
VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER
VICTORY CAPITAL INTERNATIONAL COLLECTIVE INVESTMENT TRUST
VOYA EMERGING MARKETS INDEX PORTFOLIO
WASHINGTON STATE INVESTMENT BOARD
WESTERN ASSET IBOVESPA ATIVO FUNDO DE INVESTIMENTO EM AÇÕES
WESTERN ASSET LONG & SHORT FUNDO DE INVESTIMENTO MULTIMERCADO
WESTERN ASSET LONG & SHORT MACRO FUNDO DE INVESTIMENTO MULTIMERCADO
WESTERN ASSET PREV IBRX ALPHA MASTER AÇÕES FUNDO DE INVESTIMENTO

WESTERN ASSET PREV IBRX ATIVO AÇÕES FUNDO DE INVESTIMENTO
WESTERN ASSET VALUATION FUNDO DE INVESTIMENTO EM AÇÕES
WILKES PARTICIPAÇÕES S.A.
WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND
WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND
WISHBONE DELAWARE BRAZIL I, LLC
XTRACKERS EMERGING MARKETS CARBON REDUCTION AND CLIMATE IMPROVERS ETF
XTRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF
ABERDEEN STANDARD OEIC I - ASI LATIN AMERICAN EQUITY FUND
ABERDEEN STANDARD OEIC IV - ASI EMERGING MARKETS EQUITY TRACKER FUND
ABERDEEN STANDARD SICAV I - LATIN AMERICAN EQUITY FUND
ABS DIRECT EQUITY FUND LLC - SUB 1
ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND
ACACIA CONSERVATION FUND, LP
ACACIA DELAWARE BRAZIL I LLC
ACACIA II PARTNERS, LP
ACACIA INSTITUTIONAL PARTNERS, LP
ACACIA PARTNERS, LP
ADVANCED SERIES TRUST - AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO
ALASKA PERMANENT FUND
ALBERTA INVESTMENT MANAGEMENT CORPORATION
ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - ALLIANCEBERNSTEIN FUNDAMEN
ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT
AMERICAN CENTURY RETIREMENT DATE TRUST
AMERICAN HEART ASSOCIATION, INC.
AMSELECT - ROBECO GLOBAL EQUITY EMERGING
AMUNDI ESG GLOBAL LOW CARBON FUND
AMUNDI INDEX SOLUTIONS
APEX SHARES PLUS MASTER STOCK INVESTMENT FUND
APEX EQUITY HEDGE MULTIMARKET INVESTMENT FUND
APEX EQUITY HEDGE MULTIMARKET INVESTMENT FUND PREV
APEX EQUITY HEDGE MASTER II MULTIMARKET INVESTMENT FUND
APEX EQUITY HEDGE STR MULTIMARKET INVESTMENT FUND
APEX INFINITY MASTER LONG BIASED INVESTMENT FUND IN ACOES
APEX LONG BIASED ADVISORY XP INSURANCE PREV END
APEX LONG BIASED ICATU END FIFE PREVIDENCE

APEX LONG BIASED II ICATU END FIFE PREVIDENCIARIO
APEX LONG BIASED III MULTIMARKET INVESTMENT FUND
APEX LONG BIASED IV END FIFE SECURITY
APEX LONG BIASED MULTIMARKET FI
APEX LONG ONLY PREV FIFE VI STOCK INVESTMENT FUND
APEX MASTER INVESTMENT FUND IN ACOES
APEX MASTER LONG BIASED MULTI-MARKET INVESTMENT FUND
ARGUCIA INCOME INVESTMENT FUND IN ACOES
ARIZONA PSPRS TRUST
ASCENSION ALPHA FUND, LLC
AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F
AVIVA INVESTORS
AVIVA LIFE PENSIONS UK LIMITED
BAHIA AM CICLOTRON MASTER END CP IE
BAHIA AM II INVESTMENT FUND IN ACOES
BAHIA AM LONG BIASED MASTER ORDER
BAHIA AM MARAU MASTER RV MULTIMARKET INVESTMENT FUND
BAHIA AM PREV FIFE FIM
BAHIA AM SMID CAPS VALUE MASTER FIA
BAHIA AM VALUATION MASTER FIA
BERNSTEIN FUND, INC. - INTERNATIONAL SMALL CAP PORTFOLIO
BEST INVESTMENT CORPORATION
BESTINVER HEDGE VALUE FUND, F.I.L.
BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD
BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND
BLACKROCK DYNAMIC HIGH INCOME PORTFOLIO OF BLACKROCK F II
BLACKROCK EMERGING MARKETS COLLECTIVE FUND
BLACKROCK FUNDS I ICAV
BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND
BLACKROCK GLOBAL IMPACT FUND OF BLACKROCK FUNDS
BLACKROCK INTERNATIONAL IMPACT FUND OF BLACKROCK FUNDS
BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND
BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II
BMO PRIVATE EMERGING MARKETS EQUITY PORTFOLIO
BNP PARIBAS FUNDS EMERGING EQUITY
BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND

BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA
BORDER TO COAST GLOBAL EQUITY ALPHA FUND
BOSTON PARTNERS EMERGING MARKETS FUND
BRADESCO F.MP- - FGTS - FREE WALLET
BRADESCO FIA IBOVESPA PLUS
BRADESCO FIA IBRX MULTISPONSORED
BRADESCO FIA IE APOEMA
BRADESCO FIA INSTITUTIONAL IBRX ACTIVE
BRADESCO FIA IS CORPORATE SUSTAINABILITY
BRADESCO FIA MASTER IBOVESPA
BRADESCO FIA MASTER IBRX
BRADESCO FIA MASTER PREVIDENCIA
BRADESCO FIA MASTER PREVIDENCIA IBOVESPA ACTIVE
BRADESCO FIA SMART ALLOCATION
BRADESCO INVESTMENT FUND IN SALUBE SHARES
BRADESCO ZINC STOCK INVESTMENT FUND
BRADESCO H FIA IS SRI
BRADESCO H INVESTMENT FUND IN IBOVESPA SHARES
BRADESCO MULTIPORTFOLIO F.M.P FGTS CL
BRADESCO PRIVATE FIA IBOVESPA ACTIVE
BRADESCO SAÚDE - FREE RV
BRADSEG PARTICIPACOES LTDA - MANAGEMENT BRAM - RV
BRAM SYSTEMATIC ALLOCATION FIA BRAZIL
BRAM F.I.A IBRX-50
BRAM FF FIA ACTIVE INDEX (MIRROR)
BRAM FIA IBOVESPA
BRAM FIA IBOVESPA ACTIVE
BRAM FIA IBRX ACTIVE
BRAM FIA IS CORPORATE SUSTAINABILITY 2
BRAM STOCK INVESTMENT FUND
BRAM H INSTITUTIONAL SHARES INVESTMENT FUND
BRAM H INVESTMENT FUND IN SHARES IBOVESPA GESTÃO
BRAM H INVESTMENT FUND IN LIABILITIES IBRX SHARES
BRAZIL WESTERN ASSET STOCK INVESTMENT FUND
BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION
BTG FAMILIA PREV FIA

BTG PACTUAL ABSOLUTE FIA PREVIDENCIARIO
BTG PACTUAL ABSOLUTE INSTITUTIONAL MASTER FIA
BTG PACTUAL ABSOLUTE LS MASTER FIA
BTG PACTUAL ABSOLUTE LS MASTER FIM
BTG PACTUAL ABSOLUTE LS MASTER PREV FIM
BTG PACTUAL ABSOLUTE MASTER FIA
BTG PACTUAL ABSOLUTE PREVIDENCIA FIA
BTG PACTUAL ANDROMEDA FI DE ACOES
BTG PACTUAL ARF EQUITIES BRASIL FIA IE
BTG PACTUAL DIVIDENDS MASTER FIA
BTG PACTUAL MULTI ACOES FIA
ABSOLUTE BTGP LS B PREV FIFE END CP
BTGP B3 IBOVESPA F DE INDICE
BUREAU OF LABOR FUNDS - LABOR PENSION FUND
BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND
BURITIS FIA
CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM
CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
CALVERT EMERGING MARKETS ADVANCEMENT FUND
CARMIGNAC PORTFOLIO - EMERGING DISCOVERY
CDN ACWI ALPHA TILTS FUND
CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS HEALTH AND WELFARE FUND
CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN O
CIBC EMERGING MARKETS EQUITY INDEX ETF
CIBC EMERGING MARKETS FUND
CIBC EMERGING MARKETS INDEX FUND
CIFM GLOBAL EMERGING MARKETS FUND
CITITRUST LIMITED AS TRUSTEE OF AMUNDI FUNDS SERIES- AMUNDI MODERATE G
CITITRUST LIMITED AS TRUSTEE OF VANGUARD FUNDS SERIES - VANGUARD INCOM
CITY OF NEW YORK GROUP TRUST
COLLEGE RETIREMENT EQUITIES FUND
COLUMBIA EMERGING MARKETS EQUITY PRIVATE (MASTER) FUND
COLUMBIA EMERGING MARKETS FUND
COLUMBIA GLOBAL OPPORTUNITIES FUND
COLUMBIA TRUST EMERGING MARKETS EQUITY FUND

COLUMBIA TRUST EMERGING MARKETS OPPORTUNITY FUND
COLUMBIA VARIABLE PORTFOLIO -EMERGING MARKETS FUND
COMMINGLED P T F (EM M E) OF JP M CHASE BANK
COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA
COMMONWEALTH SUPERANNUATION CORPORATION
CONNECTICUT GENERAL LIFE INSURANCE COMPANY
CONSULTING GROUP CAPITAL MARKETS FUNDS - EMERGING MARKETS EQUITY FUND
CUSTODY BANK OF JAPAN, LTD. AS TRUSTEE FOR WORLD LOW VOLATILITY SMALL-
CUSTODY BANK OF JAPAN, LTD. RE: EMERGING EQUITY PASSIVE MOTHER FUND
CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER
CUSTODY BANK OF JAPAN, LTD. RE: SMBCTB BRANDYWINE GLOBAL VALUE EQUITY
CUSTODY BANK OF JAPAN, LTD. RE: SMTB BRANDYWINE GLOBAL OPPORTUNISTIC E
CUSTODY BANK OF JAPAN, LTD. RE: STB DAIWA BRAZIL STOCK MOTHER FUND
DELA DEPOSITARY AND ASSET MANAGEMENT B.V.
DRIEHAUS INTERNATIONAL SMALL CAP GROWTH FUND, A SERIES OF DRIEHAUS MUT
DUO SHARP FIA
EASTSPRING INVESTMENTS
EMERGING MARKETS EQUITY FUND
EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B
EMERGING MARKETS EQUITY INDEX MASTER FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND
EMERGING MARKETS INDEX NON-LENDABLE FUND B
EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII
EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO
ETF BRADESCO IBOVESPA INDEX FUND
EVOLVE MASTER STOCK INVESTMENT FUND
EVTC CIT FOF EBP-EVTC PARAMETRIC WITHOUT CORE EQUITY FUND TR
FCOPEL STOCK INVESTMENT FUND I
FIA AMIS
FIA ARUBA
FIA IBOVESPA 157
FIA IS MASTER PREVIDENCIA ESG
FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INTERNATIONAL INDEX FUND
FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND
FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND
FIDELITY SALEM STREET TRUST: FIDELITY EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY GLOBAL EX U.S. INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING MARKETS INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND
FIDELITY SALEM STREET TRUST: FIDELITY TOTAL INTERNATIONAL INDEX FUND
FIRST TRUST BRAZIL ALPHADEX FUND
FIRST TRUST EMERGING MARKETS ALPHADEX FUND
FIRST TRUST GLOBAL FUNDS PLC - FIRST TRUST EMERGING MARKETS ALPHADEX U
FIRST TRUST INTERNATIONAL EQUITY OPPORTUNITIES ETF
FIRST TRUST LATIN AMERICA ALPHADEX FUND
FIS GROUP COLLECTIVE INVESTMENT TRUST
FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F
FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST
FP BAHIA AM STOCK INVESTMENT FUND
FP FOF OCCAM FIA
FP FOF OCCAM INSTITUTIONAL FIM
FP FOF SHARP EQUITY VALUE INSTITUTIONAL FIA
FRANKLIN BRANDYWINE GLOBAL SUSTAINABLE BALANCED FUND
FRG FIA SHARP
GUAXE MASTER STOCK INVESTMENT FUND
SANTA CRISTINA MULTIMARKET INVESTMENT FUND INVESTMENT IN EXTE
FUTURE FUND BOARD OF GUARDIANS
GÉANT INTERNATIONAL BV
GENERAL PENSION AND SOCIAL SECURITY AUTHORITY
GERDAU FIA 02
GERDAU PENSION FUND INVESTMENT IN SHARES 04
GLOBAL ALPHA TILTS FUND A
GLOBAL ALPHA TILTS FUND B
GLOBAL EX-US ALPHA TILTS FUND
GLOBAL EX-US ALPHA TILTS FUND B
GLOBAL IMPACT COLLECTIVE FUND B
GODFOND SVERIGEVARLDEN
GOLDMAN SACHS TRUST - GOLDMAN SACHS EMERGING MARKETS EQUITY FUND
GOVERNMENT OF SINGAPORE
GREGORY ALEXANDER
GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND

H.E.S.T. AUSTRALIA LIMITED
HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERGING MARKET SCREENED
IBM 401(K) PLUS PLAN
ICATU SEG RETIREMENT IBRX ACTIVE SHARES FI
IG JPMORGAN EMERGING MARKETS FUND
IMP DIAMOND MULTIMARKET INVESTMENT FUND
IMPERIAL EMERGING ECONOMIES POOL
INTEGRA EMERGING MARKETS EQUITY FUND
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, A T F S R P A T
INTERNATIONAL EQUITY FUND
INVESCO PUREBETASM FTSE EMERGING MARKETS ETF
INVESCO RAFI STRATEGIC EMERGING MARKETS ETF
ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND
ITAÚ FUNDS - LATIN AMERICA EQUITY FUND
IU WESTERN ASSET CORPORATE RV 25 - MULTIMARKET INVESTMENT FUND
JGP B PREVIDENCIA FIFE MASTER STOCK INVESTMENT FUND
JGP BRASILPREV FIFE ESG 100 PREVIDENCIARIO INVESTMENT FUND IN AC
JGP EQUITY MASTER EQUITY INVESTMENT FUND
JGP EQUITY MASTER MULTIMARKET INVESTMENT FUND
JGP ESG INSTITUTIONAL MASTER INVESTMENT FUND IN IS SHARES
JGP ESG MASTER INVESTMENT FUND IN SHARES IS
JGP ESG SOCIAL SECURITY MASTER INVESTMENT FUND IN IS SHARES
JGP ESG SOCIAL SECURITY XP MASTER INVESTMENT FUND IN IS SHARES
JGP LONG ONLY INSTITUTIONAL STOCK INVESTMENT FUND
JGP LONG ONLY MASTER STOCK INVESTMENT FUND
JGP PREVIDENCIÁRIO ITAÚ MASTER STOCK INVESTMENT FUND
JGP WM COMPOUNDERS MASTER INVESTMENT FUND IN INVESTMENT SHARES
JJSP FUND III MULTIMARKET INVESTMENT FUND
JNL EMERGING MARKETS INDEX FUND
JNL MULTI-MANAGER ALTERNATIVE FUND
JNL/BLACKROCK GLOBAL ALLOCATION FUND
JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT TRUST
JP MORGAN CHASE BANK
JP MORGAN CHASE RETIREMENT PLAN
JPMORGAN EMERGING MARKETS EQUITY CORE ETF
JPMORGAN FUNDS

JPMORGAN SAR GLOBAL EMERGING MARKETS FUND
KENTUCKY RETIREMENT SYSTEMS
KENTUCKY RETIREMENT SYSTEMS INSURANCE TRUST FUND
LAERERNES PENSION FORSIKRINGSAKTIESELSKAB
LASCC END CP IE
LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST
LEGAL & GENERAL FUTURE WORLD CLIMATE CHANGE EQUITY FACTORS INDEX FUND
LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS INDEX FUND
LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND
LEGAL & GENERAL GLOBAL EQUITY INDEX FUND
LEGAL & GENERAL INTERNATIONAL INDEX TRUST
LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD.
LOS ANGELES COUNTY EMPLOYEES RETIREMENT ASSOCIATION
M&G FUNDS (1) GSAM GLOBAL EMERGING MARKETS EQUITY FUND
MACKENZIE EMERGING MARKETS LARGE CAP FUND
MACQUARIE TRUE INDEX EMERGING MARKETS FUND
MANAGED PENSION FUNDS LIMITED
MERCER UCITS COMMON CONTRACTUAL FUND
METLIFE STOCK INVESTMENT FUND
MFS INTERNATIONAL NEW DISCOVERY FUND
MI SOMERSET EMERGING MARKETS DIVIDEND GROWTH FUND
MINISTRY OF ECONOMY AND FINANCE
MOMENTUM GLOBAL FUNDS
MONEDA LATIN AMERICAN EQUITIES FUND (DELAWARE), LP
MONEDA LUXEMBOURG SICAV - LATIN AMERICA SMALL CAP FUND
MSCI ACWI EX-U.S. IMI INDEX FUND B2
MSCI EQUITY INDEX FUND B - BRAZIL
MULTIMIX WHOLESALE INTERNATIONAL SHARES TRUST
MULTIPREV STOCK INVESTMENT FUND
MULTIPREV VALUATION EQUITY INVESTMENT FUND
MUTÁ MASTER MULTIMARKET INVESTMENT FUND
NATWEST TRUSTEE AND DEPOSITARY SERVICES LIMITED AS TRUSTEE OF ST. JAME
NEULER MASTER EQUITY INVESTMENT FUND
NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND
NEW YORK STATE TEACHERS RETIREMENT SYSTEM
NINETY ONE GLOBAL STRATEGY FUND

NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND
NORGES BANK
NORTHERN TRUST INVESTMENT FUNDS PLC
NORTHERN TRUST UCITS FGR FUND
NUCLEOS I OCCAM MULTIMARKET INVESTMENT FUND
NUCLEOS III OCCAM STOCK INVESTMENT FUND
OCCAM BRASILPREV FIFE MULTIMARKET SOCIAL SECURITY FI
OCCAM EQUITY HEDGE BP PREV FIFE FIM
OCCAM EQUITY HEDGE FIM
OCCAM ACOES INVESTMENT FUND
OCCAM INSTITUTIONAL FIM
OCCAM LONG & SHORT PLUS FIM
OCCAM LONG BIASED END
OCCAM MASTER ACOES PREVIDENCIARIO FI
OCCAM PREVIDENCIA LIQUIDITY MULTImarket INVESTMENT FUND
OCCAM PENSION MASTER FIM
OCCAM PREVIDENCIA PLUS FIFE MULTIMARKET INVESTMENT FUND
OCCAM PREVIDENCIA PLUS FREE MULTIMARKET INVESTMENT FUND
OCCAM RAZOR STOCK INVESTMENT FUND
OCCAM ABSOLUTE RETURN FIM
ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL
ONTARIO TEACHERS'' PENSION PLAN BOARD
ORBIS GLOBAL BALANCED FUND (AUSTRALIA REGISTERED)
ORBIS GLOBAL EQUITY FUND LIMITED
ORBIS INSTITUTIONAL GLOBAL EQUITY L.P.
ORBIS INSTITUTIONAL INTERNATIONAL EQUITY L.P.
ORBIS INTERNATIONAL EQUITY L.P.
ORBIS OEIC GLOBAL BALANCED FUND
ORBIS SICAV GLOBAL BALANCED FUND
ORBIS SICAV GLOBAL CAUTIOUS FUND
ORBIS SICAV GLOBAL EQUITY FUND
ORBIS SICAV INTERNATIONAL EQUITY FUND
PARADICE GLOBAL SMALL CAP FUND
PARADICE INTERNATIONAL SMALL AND MID CAP FUND, L.P.
PARAMETRIC EMERGING MARKETS FUND
PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND

PICTET - EMERGING MARKETS
PITUBA INVESTMENT FUND IN ACOES
POPLAR DELAWARE BRAZIL I LLC
PREVIHONDA - PRIVATE PENSION ENTITY
PRIVILEDGE
PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY
PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO
PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO
PUBLIC SECTOR PENSION INVESTMENT BOARD
QIC LISTED EQUITIES FUND
REDWHEEL EMERGING MARKETS EQUITY MASTER FUND LIMITED
RELIANCE TRUST INSTITUTIONAL RETIREMENT TRUST SERIES FIFTEEN
RENAISSANCE EMERGING MARKETS EQUITY PRIVATE POOL
RENAISSANCE EMERGING MARKETS FUND
ROBECO CAPITAL GROWTH FUNDS
ROBECO GLOBAL EMERGING MARKETS EQUITY FUND II
RWC FUNDS - RWC GLOBAL EMERGING MARKETS FUND
RWC LATIN AMERICA EQUITY FUND
SAS TRUSTEE CORPORATION POOLED FUND
SBC MASTER PENSION TRUST
SCC FIM
SCHRODER EMERGING MARKETS FUND SUSTAINABLE FUND
SCHRODER INTERNATIONAL SELECTION FUND
SCHWAB EMERGING MARKETS EQUITY ETF
SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INTERNATIONAL EQUITY TR
SEGISOR
SERPROS FIA KENOBI
SHARP ARPOADOR IBRX ACTIVE FIA
SHARP FIA MAINLAND
SHARP EQUITY VALUE INSTITUTIONAL FIA
SHARP EQUITY VALUE MASTER FIA
SHARP EQUITY VALUE PREV MASTER FIM
SHARP EQUITY VALUE PREV MASTER II FIM
SHARP EQUITY VALUE PENSION A MASTER FIA
SHARP EQUITY VALUE PENSION MASTER III FIA
SHARP END STB STRATEGY

SHARP IBOVESPA ACTIVE Master FIA
SHARP IBOVESPA ACTIVE MASTER FIA
SHARP LONG BIASED MASTER FIA
SHARP LONG SHORT 2X MASTER END
SHARP LONG SHORT END
SHARP MULTIMANAGER BBDC ORDER
SHARP VALUE PERNAMBUCO FIA
SHELL FOUNDATION
SKAGEN KON-TIKI VERDIPAPIRFOND
SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SPARTAN EMERGING MARKE
SPDR BLOOMBERG SASB EMERGING MARKETS ESG SELECT ETF
SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF
SPDR S&P EMERGING MARKETS FUND
SPP AKTIEINDEXFOND GLOBAL
SPP EMERGING MARKETS PLUS
SPP EMERGING MARKETS SRI
SSGA SPDR ETFS EUROPE I PLC
STANLIB FUNDS LIMITED
STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN
STATE OF NEW JERSEY COMMON PENSION FUND D
STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST
STATE OF WYOMING
STATE STREET EMERGING MARKETS EQUITY INDEX FUND
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET EMERGING
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET EMERGING
STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - STATE STREET GLOBAL EM
STATE STREET GLOBAL ADVISORS TRUST COMPANY INVESTMENT FUNDS FOR TAX EX
STATE STREET GLOBAL ALL CAP EQUITY EX-U.S. INDEX PORTFOLIO
STATE STREET ICAV
STATE STREET IRELAND UNIT TRUST
STATE STREET MSCI ACWI EX USA IMI SCREENED NON-LENDING COMMON TRUST FU
STATE STREET MSCI BRAZIL INDEX NON-LENDING COMMON TRUST FUND
STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC.
STICHTING BLUE SKY ACTIVE EQUITY EMERGING MARKETS GLOBAL FUND
STICHTING CUSTODY ROBECO INSTITL RE:ROBECO INSTIT EM MKT FON

STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL
STICHTING PENSIOENFONDS PGB
SUTTER HEALTH MASTER RETIREMENT TRUST
TEACHER RETIREMENT SYSTEM OF TEXAS
TFL TRUSTEE COMPANY LIMITED
THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUN
THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPA
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045832
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045849
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045794
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400021492
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MUTB400021536
THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF NIKKO BRAZIL EQUITY
THE MONETARY AUTHORITY OF SINGAPORE
THE NOMURA TRUST AND BANKING CO., LTD. RE: INTERNATIONAL EMERGING STOC
THE PUBLIC INSTITUTION FOR SOCIAL SECURITY
THE REGENTS OF THE UNIVERSITY OF CALIFORNIA
THE SEVENTH SWEDISH NATIONAL PENSION FUND- AP 7 EQUITY FUND
THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO
THE SULTANATE OF OMAN MINISTRY OF DEFENCE PENSION FUND
THE TEXAS EDUCATION AGENCY
TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND
TM REDWHEEL GLOBAL EMERGING MARKETS FUND
TORK LONG ONLY INSTITUTIONAL MASTER FIA
TORK LONG ONLY MASTER INVESTMENT FUND IN ACOES
TORK MASTER FIA
TORK PREV INVESTMENT FUND IN ACOES FIFE
UPS GROUP TRUST
VANGUARD EMERGING MARKETS SHARES INDEX FUND
VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD ESG INTERNATIONAL
VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II
VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T
VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP UCITS ETF
VANGUARD INVESTMENT SERIES PLC
VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMERGING MARKETS ALL CAP
VANGUARD INVESTMENTS FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX FUN
VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F
VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIO
VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL INDEX PORTFOLIO
VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS
VERDIPAPIRFONDET DNB GLOBAL EMERGING MARKETS INDEKS
VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I
VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER
VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER
VICTORY CAPITAL INTERNATIONAL COLLECTIVE INVESTMENT TRUST
VOYA EMERGING MARKETS INDEX PORTFOLIO
WASHINGTON STATE INVESTMENT BOARD
WESTERN ASSET IBOVESPA ACTIVE STOCK INVESTMENT FUND
WESTERN ASSET LONG & SHORT MULTIMARKET INVESTMENT FUND
WESTERN ASSET LONG & SHORT MACRO MULTIMARKET INVESTMENT FUND
WESTERN ASSET PREV IBRX ALPHA MASTER SHARES INVESTMENT FUND
WESTERN ASSET PREV IBRX ACTIVE SHARES INVESTMENT FUND
WESTERN ASSET VALUATION EQUITY INVESTMENT FUND
WILKES PARTICIPAÇÕES S.A.
WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND
WISDOMTREE GLOBAL EX-U.S. QUALITY DIVIDEND GROWTH FUND
WISHBONE DELAWARE BRAZIL I, LLC
XTRACKERS EMERGING MARKETS CARBON REDUCTION AND CLIMATE IMPROVERS ETF
XTRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

annex i of the minutes of the extraordinary general meeting

held on 12 DECEMBER 2022

[REST OF THE PAGE INTENTIONALLY LEFT BLANK]

SENDAS DISTRIBUIDORA S.A.

PUBLICLY-HELD COMPANY

Brazilian taxpayers’ registry No. 06.057.223/0001-71

Board of trade registry No. 33.300.272.909

CHAPTER I

NAME, HEADQUARTERS, OBJECT AND DURATION

ARTICLE 1 - SENDAS DISTRIBUIDORA S.A. (“Company”) is a joint stock company, headquartered at Avenida Ayrton Senna, 6000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the city and state of Rio de Janeiro, Federative Republic of Brazil, which hereinafter shall be governed by these Bylaws, by Law 6404 of December 15, 1976 (“Law 6404/76”), as amended, and other legal provisions in effect.

Sole Paragraph - With the Company's admission to the New Market of B3 S.A. - Brasil, Bolsa, Balcão (“New Market” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, managers and fiscal council members, when installed, are subject to the provisions of the New Market Regulation.

ARTICLE 2 - The Company's business purpose is the commercialization of manufactured products, semi-manufactured or “in natura”, domestic or foreign, of all and any kind and species, nature or quality.

Paragraph 1 - The Company may also perform the following activities:

(a)	the industrialization, processing, manipulation, transformation, export, import and representation of products, food or non-food, for its own account or for the account of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements;

(d)	the general commerce of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies, or Manipulation Pharmacies for each specialty;

(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the commerce of products, drugs and veterinary medications in general; veterinary office, clinic and hospital and “pet shop” with bath and grooming services;

(g)	the rental of any recorded media;

(h)	rendering services of photographic, cinematographic and similar studios;

(i)	practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third party real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, owning and making any operations and transactions of its own interest or of the principals;

(k)	the provision of data processing services;

(l)	the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of building materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m)	application of household sanitizing products;

(n)	the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(o)	the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related branches, in compliance with the legal restrictions;

(p)	the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q)	the performance of studies, analysis, planning and market research;

(r)	to carry out tests for launching new products, packages and brands;

(s)	the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t)	the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate objective;

(u)	the leasing and sub-leasing of own or third-party movable property;

(v)	the rendering of services in the management area;

(w)	representation of other domestic or foreign companies and participation as a partner or shareholder in the capital stock of other companies, whatever their form or purpose, and in commercial undertakings of any nature;

(x)	agency, brokerage or intermediation of securities and tickets;

(y)	services related to collections, receipts or payments in general, of securities, bills or carnets, foreign exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by attendance machines; provision of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z)	rendering of parking, lodging and guarding services for vehicles;

(aa)	importing beverages, wines and vinegars;

(bb)	snack bars, tea houses, juice houses and similar establishments;

(cc)	trade in seeds and seedlings;

(dd)	trade in telecommunications products; and; e

(ee)	import, distribution and commercialization of toys, metal pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bicycles, monoblock plastic chairs and lamp.

Paragraph 2 - The Company may render sureties or guarantees in businesses of its interest, forbidding those of mere favor.

ARTICLE 3 - The Company's duration is indeterminate.

CHAPTER II SHARE CAPITAL AND SHARES

ARTICLE 4 - The Company's capital stock is R$1,263,218,380.83 (one billion, two hundred and sixty-three million, two hundred and eighteen thousand, three hundred and eighty reais and eighty-three cents), fully subscribed and paid-up, divided into 1,349,165,394 (one billion, three hundred and forty-nine million, one hundred and sixty-five thousand, three hundred and ninety-four) common shares, all nominative, registered and without par value

Paragraph 1 - The shares representing the capital stock are indivisible with respect to the Company and each common share entitles its holder to one vote at the General Meetings.

Paragraph 2 - The shares shall be in book-entry form and shall be kept in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Paragraph 3 - The cost of services of transfer of ownership of book-entry shares charged by the depositary financial institution may be passed on to the shareholder, as authorized by Article 35, paragraph 3 of Law 6,404/76, in compliance with the maximum limits determined by the Brazilian Securities and Exchange Commission.

Paragraph 4 - The Company may not issue preferred shares and founder's shares.

ARTICLE 5 - The Company is authorized to increase its capital stock by resolution of the Board of Directors and regardless of statutory reform, up to the limit of 2,000,000,000 (two billion) common shares.

Paragraph 1 - The Company's authorized capital limit may only be modified by resolution of the General Meeting.

Paragraph 2 - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons providing services to it.

ARTICLE 6 - Issues of shares, subscription bonus or debentures convertible into shares up to the limit of the authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of the preemptive right, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - With the exception of the provision in the caption sentence of this Article, the shareholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company's capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III GENERAL MEETING

ARTICLE 7 - The General Assembly is the shareholders' meeting, which may be attended by themselves or by representatives constituted pursuant to the Law, in order to deliberate on matters of the Company's interest.

ARTICLE 8 - Without prejudice to the provisions in article 123, sole paragraph, of Law 6,404/76, the General Assembly shall be convened, installed and presided over by the Chairman of the Board of Directors, or in his absence, by the Vice-Chairman of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors, and shall have the following attributions, without prejudice to the other duties set forth by law

i.	reform the Bylaws;

ii.           elect or dismiss, at any time, the members of the Board of Directors (and of the Fiscal Council, when installed) of the Company, as well as define the number of positions in the Board of Directors (and of the Fiscal Council, when installed);

iii.          designate the Chairman and Vice-Chairman of the Board of Directors;

iv.          take, annually, the management accounts and deliberate about the financial statements presented by them, the destination of the net profit of the fiscal year;

v.           approve the issuance of shares, subscription warrants, debentures convertible into shares of its own issuance or any securities, securities or other rights or interests that are exchangeable or convertible into shares of its own issuance, without prejudice to the powers of the Board of Directors set forth in Article 5 and Article 17(g);

vi.          deliberate about the evaluation of assets with which the shareholder contributes for the formation of the capital stock;

vii.         resolve on the transformation, merger, incorporation (including merger of shares) and spin-off of the Company, or any other form of restructuring of the Company;

viii.        eliberate about the Company's dissolution and liquidation and elect and dismiss liquidator(s);

ix.          examine and approve the liquidator(s) accounts;

x.           defining the annual global remuneration of the members of the Board of Directors, Executive Board and Fiscal Council, if installed; and

xi.          approve the execution of transactions with related parties, as defined in the applicable accounting rules, the individual or aggregate amount of which throughout a fiscal year exceeds one hundred million reais (R$100,000,000.00), observed that the shareholders representing related parties in the transaction shall abstain from voting.

Sole Paragraph - The value mentioned in item (xi) of Article 8 will be corrected annually from January 1, 2023, due to the positive variation, occurred in the previous year, of the National Broad Consumer Price Index - IPCA, calculated and disclosed by the Brazilian Institute of Geography and Statistics - IBGE, or another index that will replace it.

ARTICLE 9 - For any resolution of the General Assembly, the approval of shareholders representing, at least, the majority of votes of those present shall be necessary, blank votes not being counted, save the exceptions foreseen by law and applicable regulations.

ARTICLE 10 - The Ordinary General Assembly shall have the attributions established by law and shall be held within the first four-month period subsequent to the closing of the fiscal year.

Sole Paragraph - Whenever necessary the General Assembly may be installed on an extraordinary basis, and may be held concomitantly with the Ordinary General Assembly.

CHAPTER IV ADMINISTRATION

ARTICLE 11 - The Board of Directors and the Executive Board shall be in charge of the Company's management.

Paragraph 1 - The managers' investiture is conditioned to the execution of instrument of investiture, which shall contemplate their subjection to the arbitration clause referred to in Article 42.

Paragraph 2 - The term of office of the members of the Board of Directors and Executive Officers shall extend until the investiture of their respective successors.

Paragraph 3 - Minutes shall be drawn up in a proper book of the meetings of the Board of Directors and the Board of Executive Officers, which shall be signed by the members of the Board of Directors and the Executive Officers present, as the case may be.

Section I Board of Directors

ARTICLE 12 - The Board of Directors is formed by at least three (3) and at most nine (9) members, elected and dismissible by the General Assembly, with a unified term of office of two (2) years, reelection being allowed.

Paragraph 1 - Except in the case of election of the members of the Board of Directors by means of the multiple vote procedure, in the event of vacancy in the position of Board Member, it shall be incumbent upon the Board of Directors to elect a substitute to fill the position on a definitive basis until the end of the respective term of office. In the event of simultaneous vacancy of most of the positions, the General Meeting shall be convened to hold a new election.

Paragraph 2 - At least two (2) or twenty percent (20%), whichever is higher, of the members of the Board of Directors shall be independent members, as per the definition in the Novo Mercado Listing Rules. 6,404/76, in the event of controlling shareholder.

Paragraph 3 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fraction number, the Company shall proceed with the rounding up to the immediately superior whole number.

ARTICLE 13 - The Board of Directors shall have one (1) Chairman and one (1) Vice Chairman, elected by the General Assembly.

Paragraph 1 - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Paragraph 2 - In the event of vacancy of the Chairman's position or impediment of the Chairman, the Vice Chairman shall automatically take over such position, remaining until the end of the respective term of office or, should a General Meeting be convened for the election of a new Chairman, until his respective investiture.

Paragraph 3 - In the event of vacancy of any Vice Chairman position, the Board of Directors shall elect his deputy pursuant to Article 12, paragraph 1 herein.

Paragraph 4 - In the event of Chairman's absence or temporary impairment, the Board of Directors' meetings shall be chaired by the Chairman.

ARTICLE 14 - The Board of Directors shall meet, ordinarily, at least six times a year, to review the Company's financial and other results and to review and monitor the annual investment plan, and extraordinarily, at any time, whenever necessary.

Paragraph 1 - It is incumbent upon the Chairman or, in the Chairman's absence, the Vice-Chairman to call the meetings of the Board of Directors, on his own initiative or at the written request of any board member.

Paragraph 2 - The Board of Directors' meeting calls shall be made by electronic means or letter, at least seven (7) days prior to the date of each meeting, specifying time and place for the first and, if applicable, second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the acting Directors are present at the meeting, or by prior written agreement of the absent Directors.

Paragraph 3 - The minimum “quorum” required for the instatement of the Board of Directors' meetings is the presence of at least half of its acting members, at first call, and of any number of Board members, at second call, considering present, including those represented as authorized herein.

ARTICLE 15 - The meetings of the Board of Directors shall be presided over by its Chairman and in his absence, by the Vice-Chairman of the Board of Directors.

Paragraph 1 - The Board of Directors' resolutions shall be taken by the favorable vote of the majority of its members present, pursuant to the provisions of Article 14, paragraph 3 herein. The members of the Board of Directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication, which allows the identification of the member and simultaneous communication with all other persons attending the meeting. In this case, the members of the board of directors shall be considered present at the meeting and must subsequently sign the corresponding minutes.

Paragraph 2 - In the event of absence or temporary impediment not resulting from a conflict of interest of any member of the Board of Directors, the absent member of the Board of Directors may appoint, in writing, among the other members of the Board of Directors, the one who shall replace him/her. In this case, the director replacing the temporarily absent or impeded director as provided above shall, in addition to his own vote, cast the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the Internal Regulations and shall elect an Executive Secretary, who shall be in charge of performing the duties defined in the Internal Regulations, as well as issuing certificates and attesting, before third parties, the authenticity of the deliberations taken by the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors shall be responsible for

(a)	to set the general direction of the Company's business;

(b)	approving or altering the Company's investment plan;

(c)	electing and dismissing the Company's Officers, establishing their attributions and appointments;

(d)	deciding on the individual compensation of the Board of Directors and the Executive Officer;

(e)	inspecting the management of the Executive Officers, examining, at any time, the Company's books and papers, requesting information on contracts signed or about to be signed and any other acts;

(f)	to call a General Meeting of Stockholders;

(g)	expressing an opinion on the Management report, the Executive Board's accounts and the Company's financial statements;

(h)	deciding on the issue of shares, subscription warrants or debentures convertible into shares up to the limit of authorized capital, setting the respective price and conditions of payment;

(i)	choosing and dismissing the independent auditors, with due regard for the recommendation of the Audit Committee;

(j)	issuing an opinion on any proposal by the Executive Board to the General Meeting;

(k)	authorizing the acquisition of shares of the Company itself, for the purpose of cancellation or holding in treasury, with due regard for applicable regulations;

(l)	developing, jointly with the Executive Board, and approving a plan for the participation of employees and managers in the Company's results and the granting of additional benefits to employees and managers linked to the Company's results (“Profit Sharing Plan”);

(m)	establish the amount of the employees' and managers' participation in the Company's results, observing the pertinent legal provisions, the Bylaws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results, and also in relation to the granting of stock options for the Company, shall be limited to 15% (fifteen percent) of the result of each fiscal year, after the deductions of Article 189 of Law no. 6,404/76, with due regard for the legal provisions in force. 6,404/76, observing that the participation of employees and managers in the results may not exceed the annual compensation of the managers or 0.1 (one tenth) of the profits, whichever is smaller, under the terms of Paragraph 1 of Article 152 and Article 190 of Law 6,404/76;

(n)	establishing the limit of shares to be issued under the Company's Stock Option Plan previously approved by the General Meeting, with due regard for the limit of authorized capital and the limit provided for in item “m” above;

(o)	establishing Committees, which will be responsible for elaborating proposals or making recommendations to the Board of Directors, defining their respective attributions in accordance with the provisions of these Bylaws and setting the compensation of their members;

(p)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year that exceeds the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater;

(q)	to decide on (i) any financial operation involving the Company, including the granting or taking of loans, in an amount exceeding, per transaction, ½ (half) of the EBITDA (Earnings before Interest, Income Taxes, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation, and (ii) any issue of debentures that are not convertible into shares;

(r)	to resolve on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Reais equivalent to US$ 20,000,000.00 (twenty million U.S. dollars) or exceeds the amount corresponding to 1% (one percent) of the Company's net equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever amount is greater;

(s)	preparing and disclosing a grounded opinion, favorable or against the acceptance of any public offer for the acquisition of shares that have as their object the shares issued by the Company, under the terms of the Novo Mercado Regulations; e

(t)	to decide on any alteration to the Company's dividend distribution policy.

Sole Paragraph - In the case of decisions to be made by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or the Executive Board, it will be incumbent upon the Board of Directors to guide the vote of the Company's managers, in the case of decisions taken at a general meeting, partners' meeting or equivalent body, or the vote of the managers elected or nominated by the Company for the management bodies of such companies, when the resolution falls under items (p), (q) and (r) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statements of the controlled or invested companies.

Section II Audit Committee and Other Auxiliary Management Bodies

ARTICLE 18 - The Audit Committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent board member, and at least one (1) must have recognized experience in corporate accounting matters.

Paragraph 1 - The same member of the Audit Committee may accumulate both characteristics referred to in the caput.

Paragraph 2 - The members of the Audit Committee must be elected by the Board of Directors and meet the applicable independence requirements provided for in the rules of the Brazilian Securities and Exchange Commission and the Novo Mercado Regulation.

Paragraph 3 - The activities of the Coordinator of the Audit Committee are defined in its internal regulation, approved by the Board of Directors.

ARTICLE 19 - The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, reappointment for successive terms of office being allowed, in compliance with the terms of the Board of Directors' internal regulation.

Paragraph 1 - During the course of their mandates, the members of the Audit Committee may only be replaced in the following cases:

(a)	death or resignation;

(b)	unjustified absence to three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Paragraph 2 - In the event of vacancy in the office of Audit Committee member, it shall be incumbent upon the Board of Directors to elect the person who shall complete the term of office of the replaced member.

Paragraph 3 - It is incumbent upon the Audit Committee, among other matters:

(a)	to opine on the hiring and dismissal of independent audit services;

(b)	evaluate the management report, the financial statements, interim statements and the Company's quarterly information, making the recommendations deemed necessary to the Board of Directors;

(c)	to monitor the activities of the Company's internal audit and internal controls area;

(d)	evaluating and monitoring the Company's risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the policy of transactions between related parties; and

(f)	have means for receiving and treating information about the noncompliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecast of specific procedures for protecting the supplier and the confidentiality of the information.

ARTICLE 21 - The Board of Directors may constitute other Committees, with the composition it determines, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas of operation, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors will have the same duties and responsibilities as those of the managers.

Section III The Board of Executive Officers

ARTICLE 22 - The Board of Executive Officers shall comprise at least 3 (three) and at most 8 (eight) members, shareholders or not, resident in the country, elected and dismissible by the Board of Directors, 1 (one) of whom shall necessarily be appointed as Chief Executive Officer and 1 (one) as Investor Relations Officer, and there may also be 1 (one) Chief Financial Officer, 1 (one) Chief Commercial Officer, 1 (one) Chief Operating Officer and the other Executive Vice-Presidents and Officers without special designation, and overlapping of these positions is allowed.

Sole Paragraph - The term of management of the members of the Board of Executive Officers is two (2) years, reelection being allowed.

ARTICLE 23 - The Officers shall carry out the general duties set forth in these ByLaws and those assigned to them by the Board of Directors, keeping mutual collaboration and aiding each other in the exercise of their positions and duties.

Paragraph 1 - The specific duties and titles of each one of the Executive Officers shall be defined by the Board of Directors.

Paragraph 2 - In the cases of temporary or definite vacancy, absence, leave of absence, impediment or removal, the Officers shall replace one another as follows:

(a)	in case of absence or temporary impediment that does not arise from a situation of conflict of interest of the Chief Executive Officer, he shall appoint a person to replace him; and, in case of vacancy, the Board of Directors shall elect a replacement within up to thirty (30) days, who shall complete the term of office of the replaced Chief Executive Office;

(b)	in case of absence or temporary impediment of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a substitute within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Board of Directors shall meet when convened by the Chief Executive Officer, or also when convened by half of the acting Officers.

Sole Paragraph - The minimum quorum for the installation of the Board of Directors' meetings is of at least one third (1/3) of its acting members, and its deliberations shall be made by majority vote of those present. In the event of a tie in the deliberations of matters subject to the approval of the Board of Executive Officers, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities which may be assigned by the General Assembly and by the Board of Directors, it is incumbent upon the Executive Board, without prejudice to other legal attributions:

(i)	to manage the corporate business and enforce these Bylaws;

(ii)	to comply with the corporate purpose;

(iii)	approving plans, programs and general operating, management and control norms in the interest of the Company's development, observing the guidelines established by the Board of Directors;

(iv)	preparing and submitting to the Annual General Meeting a report on the Company's business activities, instructing them with the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Audit Committee, when applicable;

(v)	directing all the Company's activities, giving them the guidelines set by the Board of Directors and appropriate to the achievement of its objectives;

(vi)	proposing to the Board of Directors the investment plans and programs;

(vii)	authorizing the opening and closing of branches, agencies, branches, warehouses and/or the establishment of delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on the matters on which the Board of Directors may request specific appraisal; and

(ix)	developing, jointly with the Board of Directors, and executing the Profit Sharing Plan.

ARTICLE 26 - It is the Chief Executive Officer's duty, especially

(a)	to plan, coordinate, direct and manage all of the Company's activities, exercising executive and decision-making functions, except for those activities that must be performed with a report to the Board of Directors or its committees;

(b)	to exercise general supervision over all the Company's business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and installing the meetings of the Executive Board;

(d)	coordinating and conducting the process of approving the annual/multi-annual budget and the investment and expansion plan with the Board of Directors; and

(e)	suggesting appointments and respective candidates for positions in the Company's Executive Board and submitting such suggestion to the approval of the Board of Directors.

ARTICLE 27 - In addition to the duties conferred by the Board of Directors and other duties conferred by applicable law or regulation, the Investor Relations Officer shall be especially responsible for

(a)	to represent the Company separately before the Brazilian and foreign Securities and Exchange Commission (“CVM”), other controlling entities and other institutions of the financial and capital markets;

(b)	to provide information to the investing public, the CVM, the stock exchanges on which the Company has its securities admitted for trading and other bodies related to the activities developed in the capital markets, pursuant to applicable legislation, in Brazil and/or abroad; and

(c)	to take measures to keep the registration as publicly-held company updated before CVM.

ARTICLE 28 - It is incumbent upon the Chief Financial Officer, in addition to the duties conferred by the Board of Directors, to:

(a)	to exercise the management of the Company's administrative services, financial operations and risks;

(b)	participating in the formulation and execution of the Company's strategies and business plans; and

(c)	managing human resources, administering material resources and outsourced services of its competence area.

ARTICLE 29 - In addition to the duties conferred by the Board of Directors, the Chief Commercial Officer shall be especially in charge of:

(a)	to act in the definition of the Company's strategic planning;

(b)	to define and execute the marketing and sales plan;

(c)	to manage the quality of sales;

(d)	participating in the definition of human resources policies; and

(e)	communicating primarily to disseminate information to the public of interest to the Company.

ARTICLE 30 - It is incumbent upon the Chief Operating Officer, in addition to the duties conferred upon him by the Board of Directors, to:

(a)	to establish trade guidelines and operations;

(b)	to coordinate human resources and manage material and financial resources;

(c)	to direct trade operations;

(d)	to participate in marketing activities;

(e)	establish branch offices and commercial representations; and

(f)	to communicate in seminars, lectures, interviews and in contacts and commercial negotiations with clients and distributors.

ARTICLE 31 - It is incumbent upon the other Officers to assist the Chief Executive Officer in all the tasks he shall assign them, carry out the activities related to the duties granted to them by the Board of Directors and practice all the acts necessary for the regular operation of the Company, provided they are authorized by the Board of Directors.

ARTICLE 32 - The Officers shall represent the Company actively and passively, in and out of court and before third parties, practicing and signing all acts binding the Company.

Paragraph 1 - In the acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company shall contain validity term, except those for judicial purposes, in addition to the description of powers granted, which may encompass any and all acts, including those of banking nature.

Paragraph 2 - For the acts involving acquisition, encumbrance or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company shall be represented, mandatorily, by 2 (two) Officers, 2 (two) attorneys-in-fact or 1 (one) Officer and 1 (one) attorney-in-fact, jointly, and 1 (one) of them must be the Chief Executive Officer or an attorney-in-fact appointed by 2 (two) Officers, and one of them must be the Chief Executive Officer.

Paragraph 3 - The Company shall be deemed bound when represented:

(a)	jointly by 2 (two) Executive Officers;

(b)	jointly by 1 (one) Officer and one (1) attorney-in-fact, appointed pursuant to these Bylaws;

(c)	jointly by 2 (two) attorneys-in-fact, appointed under the terms of these By-Laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power of attorney and according to the extent of the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 33 - The Company shall have a non-permanent Fiscal Council, composed of 3 (three) to 5 (five) effective members and an equal number of deputy members.

Paragraph 1 - The Fiscal Council shall only be installed upon request of the Company's shareholder(s), in compliance with the applicable legislation.

Paragraph 2 - The Fiscal Council, if installed, shall approve its internal regulation, which shall set forth the general rules of its operation, structure, organization and activities.

Paragraph 3 - The term of office of the Fiscal Council's members, whether effective or deputy, shall be conditioned to the previous signature of the instrument of investiture, which shall contemplate their submission to the arbitration clause referred to in Article 42.

CHAPTER VI FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year shall end in December 31 of each year, when the balance sheet shall be drawn up and the financial statements required by the legislation in force shall be prepared.

ARTICLE 35 - The Company may, at the Board of Directors' discretion, draw up quarterly or half-yearly balance sheets.

CHAPTER VII ALLOCATION OF PROFITS

ARTICLE 36 - Once the balance sheet is drawn up, the following rules shall be complied with as to the distribution of the result ascertained:

(i)	from the result of the fiscal year shall be deducted, before any participation, the accumulated losses and the provision for Income Tax;

(ii)	fter deduction of the portions described in item (a) above, the amount to be distributed as participation of the employees and managers in the Company's results will be deducted, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items “l” and “m” of Article 17 of these Bylaws;

(c) the remaining profits will be allocated as follows:

(a)	five percent (5%) to the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if deliberated by the General Assembly;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, according to Paragraph 1 below; and

(d)	the profit not allocated to the reserve referred to in Paragraph 2 of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

Paragraph 1 - The mandatory dividend shall be calculated and paid according to the following rules:

(a)	the calculation basis of the dividend will be the net profit of the fiscal year minus the amounts destined to the constitution of the legal reserve and of reserves for contingencies, and increased by the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the unrealized profit reserve, when realized and if not absorbed by losses in subsequent fiscal years, shall be added to the first dividend declared after the realization.

Paragraph 2 - A Reserve for Expansion is hereby created, the purpose of which shall be to secure funds to finance additional fixed and current capital investments and shall be formed with up to 100% of the net income remaining after the allocations referred to in items (i), (ii) and (iii) of item (c) of the caput, and the total of this reserve may not exceed the Company's capital stock.

Paragraph 3 - The Board of Directors may approve the preparation of half-yearly, quarterly or shorter balance sheets and declare dividends or interest on own capital to the account of the profit calculated in such balance sheets, in compliance with the legal limits, as well as declare interim dividends to the account of retained earnings or reserves. The dividends or interest on own capital thus declared shall constitute advance payment of the mandatory dividend.

Paragraph 4 - The Company may pay or credit interest as remuneration on own capital calculated on the Net Equity accounts, in compliance with the rate and limits defined by law.

ARTICLE 37 - The amount of dividends shall be made available to the shareholders within 60 (sixty) days as of the date they are attributed, and may be monetarily restated, as determined by the Board of Directors, in compliance with the pertinent legal provisions.

CHAPTER VIII SETTLEMENT

ARTICLE 38 - The Company shall go into liquidation in the legal cases, and it shall be incumbent upon the General Assembly to establish the liquidation mode, elect the liquidator and the Fiscal Council that shall operate during the liquidation, determining their remuneration.

CHAPTER IX ALIENATION OF SHAREHOLDING CONTROL

ARTICLE 39 - The direct or indirect disposal of the Company's control, whether by means of a single operation or successive operations, shall be contracted under the condition that the acquirer of control undertakes to make a public offering for acquisition of shares having as their object the shares issued by the Company held by the other shareholders, pursuant to the conditions and terms foreseen in the legislation and regulations in force and in the New Market Regulation, so as to ensure them equal treatment to that given to the seller.

CHAPTER X ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 40 - Any person, shareholder or Group of Shareholders, who acquires or becomes the holder, by means of a single operation or successive operations (“Acquiring Shareholder”): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares; or (b) any other shareholders' rights, including usufruct or trust, over shares issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total shares issued by the Company, excluding treasury shares (“Relevant Holding”), shall conduct a public offering for the acquisition of all shares issued by the Company or request registration with the CVM and B3, as the case may be, within no more than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, pursuant to the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article (“POS”):

(a)	be directed indistinctly to all shareholders of the Company for the acquisition of all shares issued by the Company;

(b)	the price offered must correspond to at least the highest value among: (i) the Economic Value ascertained in an appraisal report; (ii) the highest price paid by the Acquiring Shareholder in the twelve (12) months preceding the achievement of the Relevant Shareholding; and (iii) 125% of the weighted average unit price of the shares issued by the Company during the period of one hundred and twenty (120) trading sessions prior to the holding of the Tender Offer; and

(c)	be carried out at auction to be held at B3.

Paragraph 1 - The conduction of the Tender Offer referred to in the caput of the Article herein shall not exclude the possibility for another person or shareholder to conduct a competing Tender Offer, pursuant to the applicable regulation.

Paragraph 2 - The obligations set forth in Article 254-A of Law 6,404/76 and in Article 39 herein do not exclude the performance by the Acquiring Shareholder of the obligations set forth in the Article herein.

Paragraph 3 - The Acquiring Shareholder shall be bound to meet the occasional ordinary requests or requirements from CVM and B3 relative to the Tender Offer, within the maximum terms determined in the applicable regulation.

Paragraph 4 - The obligation to carry out the Tender Offer as set forth in the Article 40 herein shall not apply in the event of a person, shareholder or Group of Shareholders becomes the holder of shares issued by the Company should the relevant interest be reached due to: (a) of corporate operations of merger, incorporation or incorporation of shares involving the Company, (b) in case of acquisition, via private capital increase or subscription of shares held in a primary offering by those who have the preemptive right or also, in case of acquisition, via private capital increase or subscription of shares held in a primary offering, due to the amount has not been fully subscribed by those who have the preemptive right or that has not had a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings of distribution of shares (including public offerings of restricted efforts).

Paragraph 5 - For the purpose of calculation of the Relevant Shareholding percentage, involuntary shareholding increases resulting from cancellation of treasury shares, share buybacks or reduction of the Company's capital stock with the cancellation of shares shall not be computed.

Paragraph 6 - For the purposes of the provisions of this Article 40, the following terms shall have the meanings defined hereunder:

“Group of Shareholders” means the group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controllers or under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, condominiums, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, constituted in Brazil or abroad, will be considered part of a same Group of Shareholders, whenever two or more among such entities are: (c) administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, being certain that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Shareholders Group.

“Economic Value” means the value of the Company and its shares that may be determined by a first class financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 41 - The Public Tender Offer referred to in Article 40 above may be dismissed by the General Assembly, subject to the terms below.

Paragraph 1 - The General Meeting shall be installed at first call with the attendance of shareholders representing, at least, two thirds (2/3) of total outstanding shares.

Paragraph 2 - Should the quorum of paragraph 1 not be reached, the General Meeting may be installed on second call, with the presence of any number of shareholders holding outstanding shares.

Paragraph 3 - The deliberation on the exemption of the public offer of shares must occur by the majority of votes of the holders of outstanding shares present in the General Meeting, excluding the Acquiring Shareholder's votes.

CHAPTER XI FINAL PROVISIONS

ARTICLE 42 - The Company, its shareholders, managers, members of the Fiscal Council, effective and substitute, if any, undertake to solve by means of arbitration, before the Market Arbitration Chamber, pursuant to its regulation, any controversy that may arise among them, related to or arising from their condition as issuer, shareholders, managers, and members of the Fiscal Council, especially arising from the provisions contained in Law no. 6. 385, of December 7, 1976, Law 6,404/76, the Company's Bylaws, the rules edited by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the capital markets in general, besides those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 43 -The Company shall indemnify and hold harmless its managers, members of statutory committees, fiscal councilors and other employees exercising management position or function in the Company, in the event of any damage or loss effectively suffered by such persons by virtue of the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he/she was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 - The indemnity shall only be due after the use and only in supplemental character to eventual coverage of civil liability insurance granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the exceeding amount covered by D&O Insurance and observed the limits set forth in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 4 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may provide for exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated prior to the payment of the advance by the Company.

Paragraph 3 - Without prejudice to other situations set forth in the Indemnity Agreement, acts performed out of the exercise of the Beneficiaries' duties, in disagreement with the applicable laws, regulations or administrative decisions, the Bylaws and the policies and codes, performed out of the normal course of business, with bad faith, malice, serious fault or fraud, in their own interest or of third parties or detrimental to the corporate interest, shall not be subject to indemnity. In case any Beneficiary is condemned, by final and unappealable court decision, or a definitive decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation assumed pursuant to the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of decisions and ensure the Company's best interest and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each one of the Beneficiaries.

ARTICLE 44 - The US dollar amounts mentioned in these By-Laws shall be used exclusively as reference base of monetary restatement and shall be converted into Brazilian Reais by the closing sales rate of the US dollar, disclosed by the Brazilian Central Bank.

ARTICLE 45 - The omitted cases shall be solved according to the legislation and regulation in force, including the New Market Regulation.

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.